Exhibit 21

LIST OF SUBSIDIARIES

Name of Company	Year of Incorporation, Amalgamation or Acquisition	Jurisdiction of Incorporation	Ownership
SunOpta Foods Inc.	2010	Delaware	100%
SunOpta Investments Ltd.	2002	Canada	100%
SunOpta Companies Inc.	2013	Minnesota	100%
SunOpta Financing 2017 LLC	2017	Delaware	100%
SunOpta Holdings LLC	2017	Delaware	100%
SunOpta Africa (Proprietary) Limited	2009	South Africa	100%
SunOpta Grains and Foods Inc.	2010	Minnesota	100%
SunOpta Global Organic Ingredients, Inc.	2007	California	100%
Sunrise Holdings (Delaware), Inc.	2015	Delaware	100%
Sunrise Growers, Inc.	2015	Delaware	100%
Farm Capital Incorporated	2015	Delaware	100%
Sunrise Growers Mexico, S.R.L. de C.V.	2015	Mexico	100%
SunOpta Mx, S.A. de C.V	2015	Mexico	100%
Servicios SunOpta, S. De R. L.De C.V.	2007	Mexico	100%
SunOpta de Mexico, S. De R. L.De C.V.	2007	Mexico	100%
Enchi Corporation	2010	Delaware	18.7%